                                                                    Exhibit 12.1



                     Duquesne Light Company and Subsidiary

               Calculation of Ratio of Earnings to Fixed Charges
                             (Thousands of Dollars)

                                                               Three Months                 Year Ended December 31,
                                                                   Ended                    -----------------------
                                                              March 31, 1998     1997       1996       1995       1994       1993
                                                              ---------------  --------  ---------  ---------  ---------  ---------
FIXED CHARGES:
  Interest on long-term debt                                      $19,468      $ 81,592   $ 82,505   $ 89,139   $ 94,646   $102,938
  Other interest                                                      183           183      1,632      2,599      1,095      2,387
  Monthly Income Preferred Securities dividend requirements         3,141        12,563      7,921          -          -          -
  Amortization of debt discount, premium and expense - net          1,348         5,828      5,973      6,252      6,381      5,541
  Portion of lease payments representing an interest factor        11,294        44,208     44,357     44,386     44,839     45,925
                                                                  -------      --------   --------   --------   --------   --------
        Total Fixed Charges                                       $35,434      $144,374   $142,388   $142,376   $146,961   $156,791
                                                                  -------      --------   --------   --------   --------   --------

EARNINGS:
  Income from continuing operations                               $33,445      $141,819   $149,860   $151,070   $147,449   $144,787
  Income taxes                                                     14,118*       73,838*    83,008*    92,894*    84,191*    77,237*
  Fixed charges as above                                           35,434       144,374    142,388    142,376    146,961    156,791
                                                                  -------      --------   --------   --------   --------   --------
        Total Earnings                                            $82,997      $360,031   $375,256   $386,340   $378,601   $378,815
                                                                  -------      --------   --------   --------   --------   --------

RATIO OF EARNINGS TO FIXED CHARGES                                   2.34          2.49       2.64       2.71       2.58       2.42
                                                                  =======      ========   ========   ========   ========   ========

          Duquesne's share of the fixed charges of an unaffiliated coal supplier, which amounted to approximately $0.7 million for the three months ended March 31, 1998, has been excluded from the ratio.

*Earnings related to income taxes reflect a $4.5 million decrease for the three months ended March 31, 1998, and a $17 million, $12 million, $13.5 million, $13.5 million and $10.4 million decrease for the twelve months ended December 31, 1997, 1996, 1995, 1994 and 1993, respectively, due to a financial statement reclassification related to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The ratio of earnings to fixed charges, absent this reclassification, equals 2.48 for the three months ended March 31, 1998, and 2.61, 2.72, 2.81, 2.67 and 2.48 for the twelve months ended December 31, 1997, 1996, 1995, 1994 and 1993, respectively.